  EXHIBIT 99.3

Management’s Discussion and Analysis

For The Year Ended

December 31, 2011

Management’s Discussion and Analysis

March 30, 2012

In this document: (i) unless the content otherwise requires, references to “our”, “us”, “its”, “the Company” or “Extorre” mean Extorre Gold Mines Limited and its subsidiaries; (ii) information is provided as of December 31, 2011, unless otherwise stated; (iii) all references to monetary amounts are to thousands of Canadian dollars, unless otherwise stated; and (iv) “$” refers to Canadian Dollars and “US$” refers to US dollars.

The following discussion is management’s assessment and analysis of the results and financial condition of Extorre and should be read in conjunction with the accompanying audited financial statements and related notes.

Forward Looking Statements

This MD&A contains “forward-looking information” and “forward-looking statements” (together, the “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, as amended. All statements other than statements of historical fact are forward looking statements.

These forward-looking statements, principally under the heading “Outlook”, but also elsewhere in this document include estimates, forecasts and statements as to the Company’s belief with respect to, among other things, the timing of its drilling, exploration programs and exploration results and completion of various studies including the updated Cerro Moro Preliminary Economic Assessment, the Company’s ability to mitigate against foreign exchange risk, the ability of the Company to access capital to fund its activities, the ability of the Company to respond to market fluctuations and government regulations and the ability of the Company to demonstrate that a commercially viable mineral deposit exists on the Company’s Cerro Moro project. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.

Statements concerning mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements. While the Company has based these forward-looking statements on its expectations about future events as at the date that this document was prepared, the statements are not a guarantee of the Company’s future performance and are subject to risks, uncertainties, assumptions and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and the Company does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change except as required by law. Such factors and assumptions include, amongst others, the effects of general economic conditions, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations, misjudgements in the course of preparing forward-looking statements. In addition, there are also known and unknown risk factors which may cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation:

•	risks related to the Company’s lack of revenues from operations and its continued ability to fund ongoing and planned exploration and possible future mining operations;

•	risks related to the Company’s history of losses, which may continue to occur in the future;

•	risks related to the on-going credit crisis in the United States and Europe and the Company’s ability to raise money in the future to fund its operations;

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•	risks related to the possibility of delay in exploration or development programs or in construction projects and uncertainty of meeting anticipated program milestones and the Company’s ability to successfully establish mining operations or profitably produce precious or other metals;

•	risks related to operating within current foreign currency regulations in Argentina and the enactment or enforcement of additional restrictions;

•	risks related to differences between U.S. and Canadian practices for reporting mineral resources and reserves;

•	uncertainty as to actual capital costs, operating costs, production and economic returns, and uncertainty that any possible future development activities will result in profitable mining operations;

•	risks related to mineral resource figures being estimates based on interpretations and assumptions which may result in less mineral production under actual conditions than is currently estimated;

•	changes in the market price of gold and silver, and other minerals which in the past has fluctuated widely and which could affect the profitability of possible future operations and financial condition;

•	risks related to currency fluctuations;

•	uncertainties relating to interpretation of drill results and the geology, continuity and grade of mineral deposits;

•	risks related to the inherently dangerous activity of mining, including conditions or events beyond the Company’s control;

•	risks related to the Company’s primary property being located in Argentina, including political, economic, and regulatory instability;

•	uncertainty in the Company’s ability to obtain and maintain certain permits necessary for current and anticipated operations;

•	risks related to the Company being subject to environmental laws and regulations which may increase the costs of doing business and/or restrict operations;

•	risks related to land reclamation requirements which may be burdensome;

•	risks over the uncertainty in the Company’s ability to attract and maintain qualified management and other personnel to meet the needs of anticipated growth and risks relating to its ability to manage growth effectively;

•	risks related to the Company’s held mineral properties being subject to prior unregistered agreements, transfers, or claims and other defects in title;

•	risks related to increased competition that could adversely affect the Company’s ability to attract necessary capital funding or acquire suitable producing properties for mineral exploration in the future;

•	risks related to officers and directors becoming associated with other natural resource companies which may give rise to conflicts of interests;

•	the volatility of the Company’s Common Share price and volume;

•	tax consequences to Canadian shareholders and United States shareholders; and

•	risks relating to potential claims by indigenous people over the Company’s mineral properties.

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The above list is not exhaustive of the factors that may affect the Company’s forward-looking statements. Some of the important risks and uncertainties that could affect forward-looking statements are described further in this MD&A under “Risks” below and other risks and uncertainties disclosed in the Company’s current Annual Information Form, filed with the Canadian securities regulatory authorities and other information released by the Company and filed with the appropriate regulatory agencies. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements. Although the Company has attempted to identify important risk factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other risk factors that cause actions, events or results not to be as anticipated, estimated or intended. Forward-looking statements are made based on management’s beliefs, estimates and opinions on the date the statements are made, and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change, except as required by law. Investors are cautioned against attributing undue certainty to forward-looking statements.

All statements are made as of the date of this MD&A and the Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Cautionary note to U.S. Investors concerning reserve and resource estimates

This MD&A and other information released by the Company have been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (“CIM Standards”). These definitions differ from the definitions in SEC Industry Guide 7 under the United States Securities Act of 1993, as amended (the “Securities Act”). Under SEC Industry Guide 7 standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101 and the CIM Standards; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this MD&A contains descriptions of our mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

Report on Operations

Year Ended December 31, 2011

The Company received the final assay batch of the infill drilling program conducted to December 31, 2010 at the Cerro Moro project during the first quarter of 2011. The results of the infill drilling completed at the Gabriela and Loma Escondida vein zones in Q4 2010, were also received and incorporated into updated resource models for these sectors. The purpose of this infill drilling was primarily to upgrade existing Inferred category resources to the Indicated category.

On April 19, 2011 the Company announced high grade gold-silver results on a new discovery at Cerro Moro called Zoe. The Zoe discovery is situated on the Escondida structure, 2.5 kilometres (km) east of the last known significant ore shoot at Martina. The target is interpreted to be an east-west dilation zone, some 2 km in strike length. The discovery is essentially “blind” from surface, with the shallowest high grade mineralization appearing at a vertical depth of 80 metres.

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During the remainder of the second quarter, drill activities at Cerro Moro were focused on delineating the resource potential of the new Zoe zone together with limited scout drilling on new priority targets. An initial drill program was also completed at the Puntudo property in western Santa Cruz province.

On May 17, 2011 the Company announced that it had received approval from the Santa Cruz authorities for the Environmental Impact Assessment (“EIA”) relating to the Cerro Moro mine development.

On June 1, 2011 the Company announced the discovery of significant silver-gold mineralization at its 100% owned Puntudo project. The project is located south of the Joaquin silver project owned by Coeur d’Alene Mines and Mirasol Resources, and 200 kilometres west of Cerro Moro.

In October, the Company had six drill rigs dedicated to the discovery of new high grade gold-silver resources at the Cerro Moro project and infill drilling at Zoe. Drilling at Cerro Moro remained focused on extensions to the high-grade Zoe discovery.

On November 3, 2011 an updated mineral resource estimate was released for Cerro Moro. The indicated category resource totals 1.35 million ounces gold equivalent* (7.4 g/t gold and 498 g/t silver, for a gold equivalent grade** of 17.4 g/t), plus the inferred category resource totals 1.05 million ounces gold equivalent* (3.5 g/t gold and 172 g/t silver, for a gold equivalent grade** of 6.9 g/t gold). This resource estimate is based on all drilling data available as of October 10, 2011 and includes maiden contributions from four new mineralized zones: Zoe, Martina, Carla, and Nini. Approximately 76% (+1 million gold equivalent ounces*) of the new indicated resource is at a gold equivalent grade**above 30 g/t, a grade considered to be exceptional by industry standards. The silver content of the deposit remains high and accounts for approximately 55% by value of the indicated resource.

*Gold equivalent ounces are calculated by dividing the silver ounces by 50, then adding those ounces to the gold-only ounces.

** Gold equivalent grade is calculated by dividing the silver assay result by 50, adding it to the gold value and assuming 100% metallurgical recovery.

In early November, the number of drill rigs at Cerro Moro was reduced from six to four in direct response to a reduction in the amount of infill drilling being undertaken. Drilling to year end at Cerro Moro continued on both extensions to the known mineralization at Zoe and on new target areas, in addition to some limited mine development related drilling such as water drilling and geotechnical drilling. Exploration and drill target generation activities continued to be undertaken in a systematic fashion throughout the remainder of our Santa Cruz tenements. Final Board of Directors approval for the construction of a new, 120 person camp and office facilities for the Cerro Moro Project was also received in November.

ARGENTINA

Cerro Moro and CVSA Properties – Patagonia

Acquisition terms

In January 2004, Estelar announced that it had secured an option from Cerro Vanguardia Sociedad Anomina (“CVSA”) to acquire all of CVSA’s exploration projects (the “CVSA Properties”) which were divided into four project areas (“Projects”), except those surrounding the Cerro Vanguardia gold mine, in Patagonia, Argentina. CVSA is owned 92.5% by AngloGold Ashanti Ltd. and 7.5% by Fomento Minera de Santa Cruz Sociedad del Estado (“Fomicruz”). The four Projects comprised Cerro Moro, other Santa Cruz properties, Chubut properties, and the Rio Negro properties.

Under the option agreement, CVSA was paid US$100 thousand for the right to earn a 100% interest in the CVSA Properties. In order to earn its interest in the CVSA Properties, Estelar was required to spend US$3.0 million within five years, including completing 8,000 metres (“m”) of drilling. CVSA had a back in right to a 60% interest in a Project following the completion of 10,000m of drilling on that Project, by paying the Company 2.5 times its expenditures on that Project and by paying for all the project costs to the completion of a bankable feasibility study. CVSA can increase its interest in a Project to 70%, by financing Estelar’s share of mine development costs, at industry standard terms. Should CVSA elect not to back into a Project, its interest will revert to a 2% net smelter royalty (“NSR”) in that Project. A number of the properties considered to be low priority targets were returned to CVSA in 2005 and in 2006.

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At the end of 2006, Estelar had met the obligation to incur total aggregate expenditures of US$3.0 million and had completed 12,000m of drilling, and in early 2007 notified CVSA that it was exercising the option to acquire the CVSA Properties subject to their back-in right. On August 2, 2007, Estelar notified CVSA that it had completed 10,000m of drilling at Cerro Moro and provided them with a report containing exploration results in early September. In October 2007, CVSA advised Estelar that it had elected not to exercise the back-in right and its interest reverted to a 2% NSR on the Cerro Moro project.

Cerro Moro, now 100% owned by Estelar subject to a 2% NSR, (and Fomicruz’s right to a 5% interest – see below) was the most advanced at the time of acquisition. The remaining CVSA Properties are grouped into two main project areas, other Santa Cruz properties (including Puntudo, Verde, Falcon [Calandria] and Azul) and Chubut properties. In addition, Estelar has also acquired a portfolio of Santa Cruz exploration concessions in its own right.

Prospecting and geochemical surveys have been conducted on many of the Santa Cruz and Chubut properties. Given both the favourable geology and mining regime in Santa Cruz, the Company is focusing its attention on the Cerro Moro Project and neighbouring properties.

On March 3, 2009, Estelar announced that it had entered into a definitive agreement with Fomicruz (the “Fomicruz Agreement”) setting out the key terms for Fomicruz’s participation in the future development of the Company’s Cerro Moro project, and providing access to Fomicruz’s significant landholding adjacent to Cerro Moro. The details of the Fomicruz Agreement are as follows:

(i)	Fomicruz will acquire a 5% interest in the Company’s Cerro Moro project once all the necessary permits and authorizations required to put Cerro Moro into production have been received;
(ii)	The Company has the right to earn up to an 80% interest in Fomicruz’s exploration properties adjoining the Cerro Moro project by incurring US$10 million in exploration expenditures.
(iii)	The Company will finance all exploration and development costs of the Cerro Moro project, and on the Fomicruz properties, and Fomicruz will repay an agreed amount of those costs from 50% of its share of net revenue from future operations; and
(iv)	The Company will manage the exploration and potential future development on the properties.

As of March 30, 2012, neither the Company nor Fomicruz had satisfied the requirements to earn an interest in the other’s property.

Mineral Resources

Indicated Mineral Resource for Cerro Moro (at a 1 g/t gold equivalent** cut-off)

Zone	Metric Tonnes	Grade Gold (g/t)	Grade Silver (g/t)	Grade Gold Equivalent** (g/t)	Gold (ounces)	Silver (ounces)	Gold Equivalent* (ounces)
Escondida	620,000	18.8	829.2	35.4	374,000	16,530,000	705,000
Loma Escondida	44,000	18.4	919.5	36.8	26,000	1,297,000	52,000
Gabriela	1,642,000	1.5	226.1	6	79,000	11,936,000	318,000
Zoe	105,000	27.2	2,614.50	79.5	91,000	8,798,000	267,000
Carla	15,000	16	701.2	30	7,000	327,000	14,000
Total Indicated	2,425,000	7.4	498.8	17.4	578,000	38,888,000	1,356,000

Inferred Mineral Resource for Cerro Moro (at a 1 g/t gold equivalent** cut-off)

Zone	Metric Tonnes	Grade Gold (g/t)	Grade Silver (g/t)	Grade Gold Equivalent** (g/t)	Gold (ounces)	Silver (ounces)	Gold Equivalent* (ounces)
Escondida	508,000	4.3	164.8	7.6	70,000	2,689,000	123,000
Loma Escondida	13,000	9.70	595.4	22	4,000	256,000	9,000
Zoe	1,248,000	4.1	280.3	9.8	167,000	11,250,000	391,000
Martina	293,000	13	60.3	14.2	123,000	568,000	134,000
Carla	2,000	9.5	390.4	17.3	1,000	29,000	1,000
Gabriela	331,000	1.3	219.7	5.7	14,000	2,336,000	61,000
EsperanzaNini	1,773,000	1.8	144.3	4.7	105,000	8,226,000	270,000
Deborah	578,000	2.4	48.1	3.4	45,000	894,000	62,000
Total Inferred	4,747,000	3.5	172	6.9	528,000	26,249,000	1,053,000

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* Gold equivalent ounces are calculated by dividing the silver ounces by 50, then adding those ounces to the gold-only ounces.

** Gold equivalent grade is calculated by dividing the silver assay result by 50, adding it to the gold value and assuming 100% metallurgical recovery.

Mr. David (Ted) Coupland, Director - Geological Consulting and Principal Geostatistician of Cube Consulting Pty Ltd, is a qualified person as defined in NI 43-101 and is responsible for preparing the November 2011 mineral resource estimate.

Results from Operations

The Company started the year with 87,473,627 common shares outstanding and ended the year with 92,566,939 common shares outstanding. During the year, the Company received proceeds of $5.3 million and issued 2,693,312 common shares upon the exercise of options and warrants. The Company also issued 2,400,000 common shares at $10.50 per share for gross proceeds of $25.2 million from a bought deal equity financing. Shares issued and proceeds received during the year are summarized below:

	Options Exercised	Warrants Exercised	Share Placement Financing	Share Placement Issue Costs	Total
Shares issued	2,238,312	455,000	2,400,000	-	5,093,312
Proceeds ($000’s)	$3,071	$2,275	$25,200	$(2,294)	$28,252

Subsequent to December 31, 2011, the Company issued shares pursuant to the exercise of options and the closing of a bought deal financing as follows:

	Pursuant to Financing	Options Exercised	Total
Shares issued	3,530,000	822,400	4,352,400
Proceeds ($000’s)	$25,063	$494	$25,557

As at March 30, 2012, the Company had 96,919,339 shares outstanding.

Summary of Financial Results

Selected Information

The Company’s annual consolidated financial statements for the year ended December 31, 2011 (the “Consolidated Financial Statements”) have been prepared in accordance with International Financial Reporting Standards (“IFRS”). Previously the Company prepared its annual financial statements in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). The Company’s fiscal 2010 comparatives in this MD&A have also been presented in accordance with IFRS (previously Canadian GAAP). An analysis on the transition from Canadian GAAP to IFRS can be found under the “Impact of Adopting IFRS on the Company’s Financial Statements” section of this MD&A.

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Year ended December 31, 2011

The Company ended its 2011 fiscal year with $26.2 million in cash and cash equivalents and incurred approximately $42.9 million in exploration expenditures during the year, mainly at its Cerro Moro project. Exploration activities on its Cerro Moro project continued as the Company proceeded with its drilling program. Share-based compensation expense of $10.3 million was incurred due to recognizing the expense associated with the vesting of stock options granted in 2011 and also the vesting of stock options that were issued in previous years.

Year ended December 31, 2011 compared to the year ended December 31, 2010

During 2011, the Company recorded a loss of $55.4 million ($0.62 per share) compared to a loss in 2010 of $33.2 million ($0.43 per share). The increase in the loss in 2011 was due to the Company increasing its exploration work at Cerro Moro and its regional properties.

The Company currently has no revenue generating activities other than interest income. Interest income of $380 was recognized in 2011 compared to $211 in 2010. The increase in 2011 was due to the fact that the Company completed an equity financing in July 2011 and received gross proceeds of $25.2 million. These funds were invested and earned interest for half of the year in 2011.

Significant variance for expenses:

•	Directors fees: $2.5 million ($2.0 million in 2010) – the change is attributable to an increase of approximately $475 in share-based compensation recognized in 2011 compared to 2010 as the majority of the options issued in 2010 vested in 2011 with the corresponding expense recognized during the year.

•	Loss on write off of mineral properties: $2.6 million ($Nil in 2010) – the write off of mineral properties was in relation to the Don Sixto property which was written off due to the restriction on mining activity in Mendoza Province. The amount of the write off consisted of the capitalized acquisition costs of the property.

•	General and administration: $939 ($436 in 2010) – the increase is attributable to approximately $250 spent on setting up a database service containing data on the Company projects. Corporate travel costs pertaining to management travel and site visits also increased.

•	Mineral property exploration expenditures: $42.9 million ($24.5 million in 2010) – the increase in exploration expenditures is attributable to a variety of items.

o	Share – based compensation was approximately $2.1 million higher in 2011 due to the recognition of expense relating to options granted in the prior years which vested in 2011 as well as for new options which were granted and vested in 2011.
o	Drilling was approximately $8.4 million higher in 2011 due to the increase in drilling activities at Cerro Moro and the Regional properties. The Company had a total of six drills active in 2011 compared to only four in 2010.
o	Field camp costs were approximately $2.3 million higher in 2011 due to improvements made to the camp facility for the Cerro Moro Project.
o	IVA tax was approximately $2.1 million higher in 2011 as it pertains directly to the exploration expenses the Company incurred at Cerro Moro and its Regional properties.
o	Wages and benefits was approximately $2.9 million higher in 2011. A large portion of the increase was due to the increase in drilling activity at the properties. The number of drills increased from four in 2010 to six in 2011, thus requiring additional employees. The Company also added additional administrative staff in Argentina to help support the growing exploration work.

Three months ended December 31, 2011 compared to the three months ended December 31, 2010

At December 31, 2011 the Company had $26.2 million in cash and cash equivalents, $19.9 million less than the $46.1 million held at December 31, 2010. The decrease in cash is attributable to the Company utilizing its cash to fund exploration activities.

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For the three month period ended December 31, 2011 the Company recorded a loss of approximately $14.2 million ($0.16 per share) compared to a loss for the same period in 2010 of $12.3 million ($0.10 per share).

Significant variance for expenses:

•	Mineral property exploration expenditures: $12.2 million ($8.1 million in 2010) – the increase was attributable to a variety of items:

o	Field camp costs were approximately $802 higher in Q4 2011 compared to Q4 2010 due to improvements made to the camp facility for the Cerro Moro Project.
o	Drilling costs were approximately $1.4 million higher in Q4 2011 compared to the same period 2010 due to the increased exploration work at the Company’s Cerro Moro and Regional Projects.
o	Wages and benefits were approximately $676 higher in Q4 2011 compared to Q4 2010 largely due to there being an additional $423 being recognized in share–based compensation expense due to a higher number of options vesting during the last quarter 2011 compared to 2010.

The following is a summary of yearly results taken from the Company’s consolidated financial statements:

	($000’s, except share data)
Year ended December 31,	2011*	2010*	2009**
Interest income	$(380)	$(211)	$-
Mineral property exploration costs	$42,854	$24,474	$10,532
Share-based compensation [1]	$10,287	$8,604	$3,039
Loss	$55,446	$33,165	$14,521
Comprehensive loss	$56,244	$33,720	$14,521
Basic and diluted loss per common share	$(0.62)	$(0.43)	$(0.19)

* IFRS

** Canadian GAAP

[1]	share-based compensation costs have been allocated to administrative salaries and consulting, management compensation, directors’ fees, mineral property exploration expenditures and shareholder communications.

	($000’s, except share data)
As at	December 31, 2011*	December 31, 2010*	December 31, 2009**
Total assets	$33,062	$49,695	$4,283
Total liabilities	$2,819	$2,357	$1,435
Share capital	$175,230	$144,641	$-
Contributed surplus	$19,728	$11,168	$77,599
Accumulated other comprehensive loss	$(1,353)	$(555)	$-
Deficit	$(163,362)	$(107,916)	$(74,751)

* IFRS

** Canadian GAAP

The following selected financial information is a summary of the eight most recently completed quarters up to December 31, 2011.

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Comparison to Prior Quarterly Periods

	2011				2010
($000’s, except share data)	4th Quarter*	3rd Quarter*	2nd Quarter*	1st Quarter*	4th Quarter*	3rd Quarter*	2nd Quarter*	1st Quarter*

Total Revenues	-	-	-	-	-	-	-	-

Net loss	14,248	15,798	13,375	12,025	12,274	7,654	6,663	6,574

Basic loss per common share	$0.16	$0.17	$0.15	$0.14	$0.14	$0.10	$0.09	$0.09

*     IFRS

Liquidity and Capital Resources

The Company’s cash and cash equivalents at December 31, 2011 totalled $26.2 million. During the year, the Company closed a bought deal private placement financing in which the Company issued 2,400,000 common shares at a price of $10.50 per share for gross proceeds of $25.2 million. The Company will continue to utilize its cash resources to fund project exploration and administrative requirements. Aside from cash and cash equivalents, the Company has no material liquid assets. There is no assurance that the Company will be able to raise funds to finance ongoing activity through capital raisings in the future.

Management continues to evaluate and adjusts its planned level of activities to ensure that adequate levels of working capital are maintained. The future availability of funding will affect the planned activity levels at Cerro Moro and expenditures will be adjusted to match available funding.

The Company has no loans or bank debt and there are no restrictions on the use of its cash resources. The Company has not issued any dividends and management does not expect this will change in the near future.

Additional funds will be required in the future to fund the ongoing exploration and planned development activities of the Company.

Financial Instruments

The Company’s activities potentially expose it to a variety of financial risks, including credit risk, foreign exchange currency risk, liquidity and interest rate risk.

Credit risk is the risk that one party to a financial instrument, will fail to discharge an obligation and cause the other party to incur a financial loss. Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents and accounts receivable. The Company deposits the majority of its cash and cash equivalents with high credit quality financial institutions in Canada and holds balances in banks in Argentina as required to meet current expenditures.

The fair value of financial instruments at December 31, 2011 and December 31, 2010 is summarized as follows:

	2011		2010
	($000’s)		($000’s)
	Carrying amount	Fair value	Carrying amount		Fair value
Financial Assets
Loans and receivables
Cash and cash equivalents	$26,204	$26,204	$46,102	$	$46,102
Amounts receivable – at amortized cost	$174	$174	$90	$	$90
Due from related parties	$-	$-	$22	$	$22
Financial Liabilities at amortized cost
Accounts payable and accrued liabilities	$2,750	$2,750	$2,269	$	$2,269
Due to related parties	$69	$69	$88	$	$88

The carrying amount of amounts receivable, accounts payable and accrued liabilities and due to and from related parties approximates fair value due to their short term to maturity.

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The Company operates in Canada and Argentina, and it is therefore exposed to foreign exchange risk arising from transactions denominated in a foreign currency. However, the Company does not typically hold large cash balances in Argentina and tries to reduce the effects of foreign exchange risk by advancing funds to its foreign operations only when such funds are required to meet expenditures.

The Company’s cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities are held in several currencies (mainly Canadian Dollars, Argentine Pesos, US Dollars and Australian Dollars) and are therefore subject to fluctuation against the Canadian Dollar.

The Company had the following balances in foreign currency as at December 31, 2011 and 2010:

	2011
	(in thousands)
	Argentine Pesos	US Dollars	Australian Dollars
Cash and cash equivalents	7,531	135	-
Accounts payable and accrued liabilities	(8,530)	(338)	(151)
Net balance	(999)	(203)	(151)

Equivalent in Canadian Dollars	215	(206)	(157)
Rate to convert to $1.00 CDN	0.2148	1.0170	1.0424

	2010
	(in thousands)
	Argentine Pesos	US Dollars	Australian Dollars
Cash and cash equivalents	3,524	2,031	-
Accounts payable and accrued liabilities	(7,198)	(267)	(198)
Net balance	(3,674)	1,764	(198)

Equivalent in Canadian Dollars	(890)	1,755	(202)
Rate to convert to $1.00 CDN	0.2423	0.9946	1.018

Based on the above net exposures as at December 31, 2011, and assuming that all other variables remain constant, a 10% depreciation or appreciation of the Argentine peso, US dollar and Australian dollar against the Canadian dollar would result in an increase/decrease of $22, $21 and $16 respectively (2010 - $89, $176 and $20 respectively) in the Company’s net loss.

Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company’s interest rate risk mainly arises from the interest rate impact on the cash and cash equivalents. Cash and cash equivalents earn interest based on current market interest rates, which at year end ranged between 1.20% and 1.35%.

Based on the amount of cash and cash equivalents invested at December 31, 2011, and assuming that all other variables remain constant, a 0.5% change in the applicable interest rate would result in an increase/decrease of $131 in the interest earned by the Company per annum.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages its liquidity risk by forecasting cash flows required by operations and anticipated investing and financing activities. The Company had cash at December 31, 2011 in the amount of $26.2 million in order to meet short-term business requirements. At December 31, 2011, the Company had current liabilities of $2.8 million which are due on demand or within 30 days.

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Contractual Obligations

(a)	The Company leases offices in Argentina and Canada and has expenditure and option payment obligations related to its properties. Option payments and property expenditure obligations are contingent on exploration results and can be cancelled at any time should exploration results so warrant.

Commitments, mainly for rental of office and operating facilities, construction of field camp and property access agreements are as follows:

	Payments Due by Year (in thousands)
	Total	2012	2013-2014	2015-2016
Field Camp*	$1,937	$1,937	$-	$-
Office leases
- Argentina	102	65	37	-
- Canada**	378	88	174	116
Total	$2,417	$2,090	$211	$116

The Company has various property access agreements, which are renewed periodically, related to the Cerro Moro project at an estimated cost of approximately $228 per year.

*	The amount relates to the construction of a new modular camp facility for the Cerro Moro project.

** The Company together with two associated companies has entered into a lease for office premises. The amount reflected above is the Company’s share of the lease obligation.

(b)	In addition, upon the decision to commence mining at Don Sixto, the Company has agreed to build two houses for the original owners of the Don Sixto property at an estimated cost of approximately $75 thousand.

Related Party Transactions

Amounts due from related party of $Nil at December 31, 2011 (December 31, 2010 - $22) is for expenditures that the Company and Exeter incur for staff and exploration expenditures on behalf of each other. The amounts due from related parties are non-interest bearing and have no terms of repayment.

Amounts due to related parties of $69 at December 31, 2011 (December 31, 2010 - $88) is for management, consulting and exploration fees and for expenses incurred while conducting the Company’s business, and ongoing exploration expenditures payable to a related company. The amounts due to related parties are non-interest bearing and have no terms of repayment.

During the year ended December 31, 2011 a total of $1,842 (2010 - $1,004), comprised of consulting and management fees of $1,379 (2010 - $635) and administrative and legal fees of $463 (2010 - $369) was paid or accrued for related party transactions as described below:

(i)	Management and consulting fees are comprised of:

(a)	Exploration and consulting fees of $265, which included a bonus of $125 (2010 - $79, of which $47 was paid by the Company and $32 was allocated from Exeter*) were paid or accrued to a corporation of which a Co-Chairman is a principal. As at December 31, 2011, the Company owed $Nil (2010 - $Nil).

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(b)	Management fees of $250, which included a bonus of $75 (2010 - $133, of which $107 was paid by the Company and $26 was allocated from Exeter*) were paid or accrued to a corporation of which a Co-Chairman is a principal. As at December 31, 2011, the Company owed $8 (2010 - $23).

(c)	Management fees of $300, which included a bonus of $100 (2010 - $146, of which $125 was paid by the Company and $21 was allocated from Exeter*) were paid or accrued to a corporation of which the Senior Vice President is a principal. As at December 31, 2011, the Company owed $Nil (2010 - $Nil).

(d)	Management fees of $119 (2010 - $Nil) were paid or accrued to a corporation of which the Chief Operating Officer is a principal. As at December 31, 2011, the Company owed $Nil (2010 - $Nil).

(e)	Management fees of $300, which included a bonus of $100 (2010 - $92, of which $67 was paid by the Company and $25 was allocated from Exeter*) were paid or accrued to a corporation controlled by the Vice-President Finance. As at December 31, 2011, the Company owed $Nil (2010 - $Nil).

(f)	Exploration fees of $52 (2010 - $185, of which $159 was paid by the Company and $26 was allocated from Exeter*) were paid or accrued to a corporation controlled by the former Vice President Development. As at December 31, 2011, the Company owed $Nil (2010 - $61).

(g)	Consulting Fees of $93, which included a bonus of $15 (2010 - $Nil) were paid or accrued to a corporation of which the Vice President Corporate Development is a principal. As at December 31, 2011, the Company owed $Nil (2010 - $Nil).

(ii)	Administrative and legal fees are comprised of:

(a)	Administrative fees of $367 (2010 - $327, of which $252 was paid by the Company and $75 was allocated from Exeter*) for the provision of office facilities and staff to the Company, and travel expenses of $50 were paid to Exeter. As at December 31, 2011, the Company owed $44.

(b)	Legal Fees of $96 (2010 - $42) were paid or accrued to a company, of which one of the officers of the Company is a former partner. As at December 31, 2011, the Company owed $17 (2010 - $4).

In 2010 pursuant to a plan of arrangement approved by the shareholders of Exeter Resource Corporation (“Exeter”), Exeter spun out its Argentine operations to the Company. As a result of utilizing certain shared facilities, including office and staff, an agreement was entered into to allocate the costs of these facilities between the companies. For the year ending December 31, 2011, the percentage allocation was 40%, resulting in approximately $417 being reimbursed to Exeter for administrative support and office overhead. In addition, the Company reimburses expenditures incurred while conducting ongoing Company business.

*Expenses allocated from Exeter were based on the relative expenditures incurred by Exeter prior to the effective date of the Arrangement on the Argentine mineral projects, with the value reflected above representing the amount allocated to Extorre. These amounts do not necessarily represent actual costs that would have been incurred had the Arrangement been effective at the beginning of the financial year.

Outlook

In 2012, the Company plans to advance mine development studies at the Cerro Moro project, in addition to continuing exploration and target generation activities at both Cerro Moro and the Santa Cruz Regional Properties. The Company’s planned expenditures include the following items:

•	Utilizing four drill rigs to complete 71,000 m of drilling at Cerro Moro, covering a combination of infill drilling on existing Inferred Category mineral resources, the drill testing of new target areas, and development-related technical studies such as metallurgical, water, and geotechnical drilling.
•	General exploration and target generation activities at both Cerro Moro and Santa Cruz Regional Properties.
•	Ongoing technical and environmental studies required for the potential mine development at Cerro Moro.
•	Completion of the construction of the new 120-person camp and office facilities at Cerro Moro, including a new access road.
•	Commencement of the construction of a 2,325 m length exploration decline at the Escondida Far West ore shoot.

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•	Funding of community relations projects in Puerto Deseado and neighboring communities.
•	Administrative costs.

The Company plans to dedicate four drill rigs to both the discovery of new mineral resources at Cerro Moro and to undertake further mine development related studies including metallurgical, water, and geotechnical drilling. New resource drilling at Cerro Moro will primarily focus on the discovery of: i) extensions to the high-grade Zoe gold-silver discovery, which was first discovered in March 2011, ii) new resources along strike and at depth to known ore-shoots, and iii) the drill testing of new targets at Cerro Moro. Management will continually evaluate the need to deploy additional drill rigs at either Cerro Moro (or within the Santa Cruz Regional properties), on the basis of results obtained, as the year progresses.

The Company also continues to advance the technical, economic, and environmental studies required for the development of mining operations at Cerro Moro.

The Company also plans to commence construction of a exploration decline at the Escondida Far West ore shoot. This decline, which has a total length of 2,325 m and a 5 m x 4.5 m cross-section, will provide the Company with access to the high grade gold-silver ores at Escondida Far West and will form an integral part of the future mine development. The commencement of construction of this decline is currently scheduled for April 2012, with total construction time estimated at 22 months.

Construction of a new modular camp facility at the Cerro Moro Project is currently in progress. The total cost of the new camp facility, which will include accommodation for up to 120 staff, offices, a new kitchen / dining facility, and all associated infrastructure, is expected to be approximately $US 3.5M. This new camp is expected to be completed by April, 2012.

Proposed Transactions

The Company does not currently have any proposed transactions.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

Critical Accounting Estimates and Policies

The Company’s accounting policies are discussed in detail in the Consolidated Financial Statements, however, accounting policies require the application of management’s judgement in respect of the following relevant matters:

(i)	use of estimates – the preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Significant areas requiring the use of estimates include accrued liabilities, the determination of the assumptions used in the calculation of share-based compensation expense and the valuation allowance for future income tax assets. Actual results could differ from those estimates used in the financial statements.

(ii)	mineral property costs – the Company regularly reviews the carrying value of each mineral property for conditions that suggest impairment. This review requires significant judgement where the Company does not have any proven or probable reserves that would enable an estimate of future cash flows to be compared to the carrying values. Factors considered in the assessment of impairment include, but are not limited to, whether there has been a significant decrease in market price of the property; whether there has been a significant adverse change in the legal, regulatory, accessibility, title, environmental or political factors that could affect the property’s value; whether there has been an accumulation of costs significantly in excess of the amounts originally expected for the property’s acquisition, development or cost of holding; whether exploration activities produced results that are not promising such that no more work is being planned in the foreseeable future and whether the Company has funds to be able to maintain its interest in the mineral property.

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(iii)	share-based compensation – the Company provides compensation benefits to its employees, directors, officers and consultants through a stock-based compensation plan. The fair value of each option award is estimated on the date of the grant using the Black-Scholes option pricing model. Expected volatility is based on historical volatility of the stock. The Company utilizes historical data to estimate the expected option term for input into the valuation model. The risk-free rate for the expected term of the applicable option is based on the Government of Canada yield curve in effect at the time of the grant.

Actual results may differ materially from those estimates based on these assumptions.

Impact of Adopting IFRS on the Company’s Financial Statements

The adoption of IFRS resulted in some changes to the Company's accounting policies that are applied in the recognition, measurement and disclosure of balances and transactions in its financial statements. However, the changes to its accounting policies have not resulted in significant changes to line items within its financial statements other than the comprehensive loss recognized due to the change in the functional currency of the Company’s subsidiaries.

The following provides a summary of the Company's changes to accounting policies in key areas based on the current standards and guidance within IFRS. The International Accounting Standards Board has a number of ongoing projects, the outcome of which may have an effect on the changes required to the Company’s accounting policies in the future following the adoption of IFRS.

A reconciliation between the Canadian GAAP and IFRS consolidated statements of financial position at January 1, 2010 and December 31, 2010 is provided below:

	($000’s)	January 1, 2010			December 31, 2010
	Note	Canadian GAAP	Effect of transition to IFRS	IFRS	Canadian GAAP	Effect of transition to IFRS	IFRS
ASSETS
Current assets
Cash and cash equivalents		$465	$-	$465	$46,102	$-	$46,102
Amounts receivable and prepaid expenses		127	-	127	485	-	485
Due from related party		249	-	249	22	-	22
		841	-	841	46,609	-	46,609

Property and equipment		88	-	88	287	(48)	239
Mineral properties		3,354	-	3,354	3,354	(507)	2,847
Total Assets		$4,283	$-	$4,283	$50,250	$(555)	$49,695

LIABILITIES
Current
Accounts payable and accrued liabilities		$1,435	$-	$1,435	$2,269	$-	$2,269
Due to related parties		-	-	-	88	-	88
		1,435	-	1,435	2,357	-	2,357

Shareholders’ Equity
Share capital		-	-	-	144,641	-	144,641
Contributed surplus		77,599	-	77,599	11,168	-	11,168
Deficit		(74,751)	-	(74,751)	(107,916)	-	(107,916)
Accumulated other comprehensive loss		-	-	-	-	(555)	(555)
		2,848	-	2,848	47,893	(555)	47,338
Total Liabilities and Equity		$4,283	$-	$4,283	$50,250	$(555)	$49,695

Notes to the IFRS reconciliation above:

Foreign currency translation adjustments relate to integrated foreign operations under Canadian GAAP. IFRS does not distinguish between integrated and self-sustaining foreign operations and the current rate method is required to be applied to all entities where the functional currency is different from the presentation currency, resulting in an adjustment on transition to IFRS.

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As at December 31, 2010, the adjustment to equity includes the one noted above for foreign currency and the adjustments described below in the comprehensive loss reconciliation.

As at December 31, 2010, the adjustment to comprehensive loss includes the one noted below for foreign currency.

	Year ended December 31, 2010
	Canadian GAAP	Effect of transition to IFRS	IFRS

Income
Interest income	$211	$-	$211

Expenses
Accounting and audit	359	-	359
Administration salaries and consulting	1,339	-	1,339
Director’s fees	2,033	-	2,033
Foreign exchange (gain) loss	(90)	-	(90)
General and administration	436	-	436
Legal fees	146	-	146
Management fees	3,756	-	3,756
Mineral property exploration expenditures	24,474	-	24,474
Shareholder communications	639	-	693
Stock exchange listing and filing fees	284	-	284
	33,376	-	33,376

Net loss for the year	$33,165	$-	$33,165
Other comprehensive loss	-	555	555
Comprehensive loss for the year	$33,165	$555	$33,720
Net loss for the year	$33,165	$-	$33,165
Deficit at beginning of year	74,751	-	74,751
		-
Deficit at end of year	$107,916	$-	$107,916

Changes in Accounting Policy and Disclosures

The IASB issued the following standards which have not yet been adopted by the Company: IFRS 9, Financial instruments - Classification and Measurement (IFRS 9); IFRS 10, Consolidated Financial Statements (IFRS 10); IFRS 11, Joint Arrangements (IFRS 11); IFRS 12, Disclosure of Interests in Other Entities (IFRS 12); IFRIC 20, Stripping Costs in the Production Phase of a Surface Mine (IFRIC 20); IFRS 13, Fair Value Measurement (IFRS 13). The Company is in its preliminary stage of assessing the impact that the new and amended standards will have on its consolidated financial statements or whether to early adopt any of the new requirements.

The following is a brief summary of the new standards:

IFRS 9 – Financial instruments - classification and measurement

IASB intends to replace IAS 39 - Financial Instruments: Recognition and Measurement (“IAS 39”) in its entirety with IFRS 9 - Financial Instruments (“IFRS 9”) in three main phases. IFRS 9 will be the new standard for the financial reporting of financial instruments, and is effective for annual periods beginning on or after January 1, 2015, with earlier adoption permitted. In November 2009 and October 2010, IFRS 9 (2009) and IFRS 9 (2010) were issued, respectively, which address the classification and measurement of financial assets and financial liabilities. IFRS 9 (2009) requires that all financial assets be classified as subsequently measured at amortized cost or at fair value based on the Company’s business model for managing financial assets and the contractual cash flow characteristics of the financial assets. IFRS 9 (2010) requires that financial liabilities are classified as subsequently measured at amortized cost except for financial liabilities classified as fair value through profit or loss, financial guarantees and certain other exceptions. IFRS 9 (2009) and IFRS 9 (2010) are effective for annual periods beginning on or after January 1, 2015. Early adoption is permitted and the standard is required to be applied retrospectively.

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IFRS 10 – Consolidation

IFRS 10 requires an entity to consolidate an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its control over the investee. Under existing IFRS, consolidation is required when an entity has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. IFRS 10 replaces SIC-12 Consolidation—Special Purpose Entities and parts of IAS 27 Consolidated and Separate Financial Statements. This standard is effective for annual periods beginning on or after January 1, 2013.

IFRS 11 – Joint Arrangements

IFRS 11 requires a venturer to classify its interest in a joint arrangement as a joint venture or joint operation. Joint ventures will be accounted for using the equity method of accounting whereas for a joint operation the venturer will recognize its share of the assets, liabilities, revenue and expenses of the joint operation. Under existing IFRS, IAS 31, Interests in Joint Ventures, and SIC-13, Jointly Controlled Entities—Non-monetary Contributions by Venturers, entities have the choice to proportionately consolidate or equity account for interests in joint ventures IFRS 11 is effective for annual periods beginning on or after January 1, 2013.

IFRS 12 – Disclosure of Interests in Other Entities

IFRS 12 establishes disclosure requirements for interests in other entities, such as joint arrangements, associates, special purpose vehicles and off balance sheet vehicles. The standard carries forward existing disclosures and also introduces significant additional disclosure requirements that address the nature of, and risks associated with, an entity’s interests in other entities. This standard is effective for annual periods beginning on or after January 1, 2013.

IFRS 13 – Fair Value Measurement

IFRS 13 is a comprehensive standard for fair value measurement and disclosure requirements for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. It also establishes disclosures about fair value measurement. Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurements and in many cases does not reflect a clear measurement basis or consistent disclosures. This standard is effective for annual periods beginning on or after January 1, 2013.

IFRIC 20 – Stripping Costs in the Production Phase of a Surface Mine

IFRIC 20 clarifies the requirements for accounting for stripping costs associated with waste removal in surface mining, including when production stripping costs should be recognised as an asset, how the asset is initially recognised, and subsequent measurement. This standard is effective for annual periods beginning on or after January 1, 2013.

Disclosure controls and procedures

Disclosure controls and procedures are designed to ensure that information required to be disclosed in reports filed or submitted by the Company under U.S. and Canadian securities legislation is recorded, processed, summarized and reported within the time periods specified in those rules, including providing reasonable assurance that material information is gathered and reported to senior management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), as appropriate, to permit timely decisions regarding public disclosure. Management, including the CEO and CFO, has evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures, as defined in Rule 13a-15(e) and15d-15(e) of the US Exchange Act and the rules of Canadian Securities Administration, as at December 31, 2011. Based on this evaluation, the CEO and CFO have concluded that the Company’s disclosure controls and procedures were effective.

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Management’s Responsibility for the Financial Statements

The preparation and presentation of the accompanying Consolidated Financial Statements, MD&A and all financial information in the financial statements are the responsibility of management and have been approved by the Audit Committee of the Board of Directors. The Financial Statements have been prepared in accordance with IFRS. Financial statements, by nature are not precise since they include amounts based upon estimates and judgments. When alternative treatments exist, management has chosen those it deems to be the most appropriate in the circumstances. The financial information presented elsewhere in the Financial Statements is consistent with that in the Consolidated Financial Statements.

Management, under the supervision of and with the participation of the CEO and the CFO, have a process in place to evaluate disclosure controls and procedures and internal control over financial reporting as required by Canadian securities regulations. The CEO and CFO will certify the annual filings with the CSA as required in Canada by National Instrument 52-109. The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the Consolidated Financial Statements. The Board carries out this responsibility principally through its Audit Committee which is independent from management. The Audit Committee is appointed by the Board of Directors and reviews the Consolidated Financial Statements and MD&A; considers the report of the external auditors; assesses the adequacy of management’s assessment over internal controls described below; examines and approves the fees and expenses for the audit services; and recommends the independent auditors to the Board for the appointment by the shareholders. The independent auditors have full and free access to the Audit Committee and meet with it to discuss their audit work, our internal control over financial reporting and financial reporting matters. The Audit Committee reports its findings to the Board of Directors for consideration when approving the Consolidated Financial Statements for issuance to the shareholders and also Management’s Report on Internal Control over Financial Reporting. Management is responsible for establishing and maintaining adequate internal control over financial reporting.

Management’s report on internal control over financial reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) and 15d-15(f)of the U.S. Exchange Act and National Instrument 52-109 Certification of Disclosure in Issuer’s Annual and Interim filings. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Management has used the Committee of Sponsoring Organizations of the Treadway Commission framework to evaluate the effectiveness of the Company’s internal control over financial reporting. Based on this assessment, management, including the CEO and CFO, has concluded that as at December 31, 2011, the Company’s internal control over financial reporting was effective.

The effectiveness of the Company’s internal control over financial reporting has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm that has expressed its opinion in its report included with the Company’s annual consolidated financial statements.

Risks

The Company relies on equity financings to fund its activities. While it has been successful in raising funds in the past, there is no guarantee that adequate funds will be available in the future.

The Company’s corporate head office is in Vancouver, Canada and the Company maintains the majority of its funds in Canadian dollars. Since the onset of the credit crisis in 2008 there still exists significant fluctuation in the value of the Canadian dollar against other currencies and because the Company operates in foreign countries it is exposed to significant currency risk. In addition, its operations may be affected by rapid price fluctuation in the countries it operates in due to potential future country defaults.

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The Company is subject to substantial environmental requirements which could cause a restriction or suspension of certain operations. The current and anticipated future operations and exploration activities of the Company in Argentina require permits from various governmental authorities and such operations and exploration activities are and will be governed by Federal, Provincial and local laws and regulations governing various elements of the mining industry including, without limitation, land use, the protection of the environment, prospecting, development, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, and other matters. On June 20, 2007, legislation was passed by the Provincial government, in Mendoza Argentina, prohibiting the use of chemicals typically used in the extraction of gold and other metals in the province. The legislation effectively puts the Company’s Don Sixto project on hold, unless and until the government amends the law to allow the Company to resume exploration in the ordinary course. As a result of this legislation the Company wrote off its investment in the Don Sixto Project during the year. The Company’s projects are all in the exploration and early development stage and as a result activities at Cerro Morro have caused limited environmental impact to date due to the early stage of its activity. The Company conducts certain environmental restoration efforts including drill rig platform clean-up and the sealing of drill holes among other clean-up activities to rehabilitate areas affected by its operations and it is the Company’s intention to ensure that the environmental impact on areas where it operates is mitigated by restoration and rehabilitation of affected areas. Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or other remedial actions.

The exploration and development of mineral deposits involves significant risks which even with careful evaluation, experience and knowledge may not, in some cases, be fully mitigated. The commercial viability of any mineral deposit depends on many factors, not all of which are within the control of management. Some of the factors that affect the financial viability of a given mineral deposit include its size, grade and proximity to infrastructure. Government regulation, foreign exchange controls, taxes, royalties, land tenure, land use, environmental protection and reclamation and closure obligations all have an impact on the economic viability of a mineral deposit. Other potential impacts could include the location of the mineral deposit and if it is found in remote or harsh climates. These unique environments could limit or reduce production possibilities or if conditions are right for potential natural disasters, including but not limited to volcanoes, earthquakes, tornados and other severe weather, could negatively impact facilities, equipment and the safety of its workers dramatically.

The marketability of minerals is affected by numerous factors beyond the control of the Company. These factors include, but are not limited to, market fluctuations, government regulations relating to prices, taxes and royalties, allowable production, import, exports and supply and demand. One or more of these risk elements could have an impact on costs of an operation and if significant enough, reduce the profitability of all future production and threaten the continuation of a particular project or operations altogether.

The Company has no production of minerals and its properties are all currently at the exploration stage. There is no assurance that a commercially viable mineral deposit exists on any of the Company’s properties, and substantial additional work will be required in order to determine the presence of any such deposit. Despite exploration work on the Company’s mineral claims, no mineral reserves have been established on any of its mineral properties. In addition, the Company is still engaged in exploration on all of its properties and although the Company has completed a preliminary economic assessment on the Cerro Moro Project, substantial additional work will be required in order to determine if any economic deposits exist on the Company’s properties. The Company may expend substantial funds in exploring some of its properties only to abandon them and lose its entire expenditure on the properties if no commercial or economic quantities of minerals are found. Even if commercial quantities of minerals are discovered, the exploration properties might not be brought into a state of commercial production. Finding mineral deposits is dependent on a number of factors, including the technical skill of exploration personnel involved. The commercial viability of a mineral deposit once discovered is also dependent on a number of factors, some of which are the particular attributes of the deposit, such as content of the deposit including harmful substances, size, grade and proximity to infrastructure, as well as metal prices and the availability of power and water in sufficient supply to permit development. Most of these factors are beyond the control of the entity conducting such mineral exploration. The Company is an exploration and development stage company with no history of pre-tax profit and no income from its operations. There can be no assurance that the Company’s operations will be profitable in the future. There is no certainty that the expenditures to be made by the Company in the exploration and development of its properties will result in discoveries of mineralized material in commercial quantities. Most exploration projects do not result in the discovery of commercially mineable deposits and no assurance can be given that any particular level of recovery of mineral reserves will in fact be realized or that any identified mineral deposit will ever qualify as a commercially mineable (or viable) mineral deposit which can be legally and economically exploited. There can be no assurance that minerals recovered in small scale tests will be duplicated in large scale tests under on-site conditions or in production. If the Company is unsuccessful in its exploration and development efforts, it may be forced to acquire additional projects or cease operations. Other risks include, but are not limited to political, tax and royalty regime risks.

Certain of the Company’s properties are currently held under option. The Company has no ownership interest in these properties until it meets, where applicable, all required property expenditures, cash payments, and common share issuances. If the Company is unable to fulfil the requirements of these option agreements, it is likely that it would be considered in default of the agreements and the option agreements could be terminated resulting in the complete loss of all expenditures and required option payments made on the properties to that date.

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The Company’s exploration and development operations are located in Argentina. Foreign countries can experience economic instability associated with unfavourable exchange rates, high unemployment, inflation and foreign debt. These factors could pose serious potential problems associated with the Company’s ability to raise additional capital which will be required to explore and/or develop any of the Company’s mineral properties. For example, although estimates of inflation in Argentina vary considerably, unofficially such estimates for 2011 range from approximately 25-30%, and may in fact be higher. Inflation of this magnitude would impact the cost of carrying out the Company’s business plans in Argentina. Developing economies have additional risks, including: changes to or invalidation of government mining laws and regulations; expropriation or revocation of land or property rights; changes in foreign ownership rights; changes in foreign taxation rates; corruption; uncertain political climate; terrorist actions or war; and lack of a stable economic climate. For example, on June 20, 2007, legislation was passed by the Provincial government, in Mendoza Argentina, prohibiting the use of chemicals typically used in the extraction of gold and other metals in the province, affecting all mining companies that use such extraction techniques, and effectively putting the Company’s Don Sixto project on hold. On February 28, 2011, the Argentine President enacted Decree 207/2011 which regulates Law 26,639 (the Law on Minimum Standards for the Protection of Glaciers and the Peri-glacial Environment). Decree 207/2011 has only regulated 4 out of the 17 sections of Law 26,639. The general outlines established by Decree 207/2011 establish the specific objectives of the National Glacier Inventory, define the Strategic Environmental Evaluation as the systematic process of study of the environmental impact of the policies, plans or programs and their alternatives, including the preparation of a written report and the evaluation conclusions as well as their use in the public decision proceedings and appoints the Environment and Sustainable Development Secretariat of Chief Ministry as the application authority of Law 26,639. In October 2011 the Argentine Federal Government announced that future export revenues derived from mining operations must be repatriated to Argentina and converted to Argentine currency prior to being distributed either locally or back overseas. The distribution of earnings back overseas would require the Argentine currency to be reconverted to foreign currency for repatriation. This overturns the benefits provided in 2002 and 2003-04 to all Argentine oil and mining companies, respectively, that exempted them from the currency repatriation laws that apply to all other primary producers in the country. In addition, indigenous and community organizations can impact government mining regulations resulting in additional uncertainty. The presence or persistence of any of these conditions could have a negative effect on the Company’s operations and could lead to the Company being unable to exploit, or losing outright, its rights. This would have a negative impact on the Company and the value of its securities

Risk factors are more fully described in the Company’s current Annual Information Form, and subsequent filings with the Canadian Securities Administrators and the SEC. You can review and obtain copies of our filings from SEDAR at www.sedar.com. or from the SEC’s website at http://www.sec.gov/edgar.shtml.

NYSE-AMEX Corporate Governance

The Company’s common shares are listed on the NYSE Amex. Section 110 of the NYSE Amex Company Guide permits the NYSE Amex to consider the laws, customs and practices of foreign issuers in relaxing certain NYSE Amex listing criteria, and to grant exemptions from NYSE Amex listing criteria based on these considerations. A description of the significant ways in which the Company’s governance practices differ from those followed by domestic companies pursuant to NYSE Amex standards is set forth on the Company’s website at www.extorre.com.

In addition, the Company may from time-to-time seek relief from NYSE Amex corporate governance requirements on specific transactions under Section 110 of the NYSE Amex Company Guide by providing written certification from independent local counsel that the non-complying practice is not prohibited by our home country law, in which case, the Company shall make the disclosure of such transactions available on its website at www.extorre.com. Information contained on the Company’s website is not part of this annual report on Form 40-F.

Additional Information

Additional information regarding the Company, including its current Annual Information Form is available on SEDAR at www.sedar.com.

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